LINUX GOLD CORP.

#240 – 11780 Hammersmith Way

Richmond, BC  V7A 5E9

Phone:  604-278-5996     Fax:  604-278-3409

Toll Free: 800-665-4616

To:

The Shareholders of Linux Gold Corp.

And To:

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, British Columbia

Alberta Securities Commission

4th Floor, 300 - 5th Ave., SW

Calgary, AB  T2P 3C4

The undersigned, on behalf of the Board of Directors of Linux Gold Corp. (the “Board”),

hereby  confirms  that  the  Board  has  reviewed  the  attached  Notice  of  Change  of  Auditor,

and  the  letter  from  the  former  auditor  of  the  company,  Dale  Matheson  Carr-Hilton

Labonte LLP "DMCL" Chartered Accountants.

Dated at Richmond, British Columbia this 10th day of May, 2010.

By and on behalf of the Board of Directors of Linux Gold Corp.

“John Robertson”

John Robertson, President.